[This information was placed on the Ameritrade Holding Corporation web site after announcement of the merger agreement with Datek Online Holdings Corp.]	Ameritrade Holding Corporation Datek Online Holdings Corp. Commission File Number 0-22163

About Datek Online Holdings Corp.

Established in 1998, privately held Datek Online Holdings Corp. is one of the most innovative financial services companies in the United States. Datek Online Financial Services LLC is a pioneer in the online brokerage industry. Datek was the first major firm in its industry to introduce a Web-based, direct-access2 trading product, trading in decimals and a continuous 12-hour trading day for Nasdaq stocks. Datek also was the first major online broker to provide a 60-second commitment and free, real-time streaming quotes. In addition, Datek was the first major brokerage firm to rebate payments that it receives for order flow.

Company Organization

Datek Online Holdings Corp., serves as the parent company to four major operating units, each managed as subsidiaries of the holding company. These core businesses are:

Datek Online Financial Services LLC: One of the nation’s largest online brokerage firms, Datek has approximately 840,000 funded customer accounts and currently executes approximately 80,000 investment transactions each day. Datek customers can place trades, invest in mutual funds, receive real-time quotes (Nasdaq, NYSE and AMEX stocks) and portfolio updates, and review their investment history 24 hours a day from anywhere in the world. An invaluable tool for investing, Datek provides investors with free access to some of the best resources for financial information.

iClearing LLC: iClearing LLC provides clearing services for several brokerage firms. iClearing LLC’s system is dynamic, flexible and constantly evolving.

Watcher Technologies LLC: Watcher Technologies develops high-speed, direct-access trading systems for professional traders. The Watcher trading platform provides direct access to Nasdaq and exchange-listed stocks through various pools of liquidity including: The Island ECN, Instinet, RediBook, Archipelago, Bloomberg’s Tradebook, BRUT, Nasdaq’s SOES and SelectNet. WatcherPlus is one of the fastest and most widely used equity trading systems available today.

Principal Owners
Bain Capital TA Associates Silver Lake Partners Groupe Arnault Advent International

Company Product Highlights

Low-Cost Commission: Datek is one of the original low-cost brokerage firms, charging only $9.99 (for up to 5,000 shares) for any online equity trade.

Streamer® Real-Time Quotes1: Datek customers enjoy free access to Streamer® the real-time market information service that continues to set financial services industry standards. Key enhancements to the recently unveiled Streamer®3.0 include streaming Level II Nasdaq quotes, as well as new Last Sale, Portfolio and Streamer Index applets. Streamer® 3.0 users can receive alerts on price move parameters they select, and watch a stream of updating quotes for multiple stocks, along with information such as last trade price, volume, high and low-all without touching a key.

Real-time Account Information: Datek continues to be a leader within the online brokerage industry regarding real-time information. Datek provides customers with immediate updates on account positions, order status and buying power.

Company product highlights continued

Execution Speed: Datek’s electronic order processing capabilities allow its customers to receive fast trade executions. Datek is so committed to providing fast trade executions that if a marketable online order takes longer than 60 seconds to execute, the trade is commission-free.2

Free Charts and News: As an additional service, Datek offers customers premium financial information. Through award-winning providers such as BigCharts®, Reuters and Standard & Poor’s, Datek customers have access to valuable investing information, including current company news, stock performance charts, and research reports.

Education: Datek’s Learning Center provides customers the educational resources necessary to help make informed investment decisions. Included on the site are SmartMoney University, a free, fully interactive, educational tool for investors of all experience levels, links to Investor Resources, and information on extended-hours trading. Ask Datek , a service that provides investors with instant answers to Datek-related questions, is also available on the site.

First Major Online Broker to Enable Investors to Direct Nasdaq Trades with a Browser-Based Platform: Datek customers can route orders to the Electronic Communications Network (ECN) or market maker of their choice by using a simple browser-based product. This product fills a need for customers who want more control over their orders.

Account Options: Datek customers may open a wide variety of accounts, including individual, IRA, joint, corporate, and custodial accounts.

Corporate Information

Executive Officers

Edward J. Nicoll: Chairman and Chief Executive Officer, Datek Online Holdings Corp.

John Grifonetti: President and Chief Operating Officer, Datek Online Holdings Corp.

Peter Stern: Chief Technology Officer, Datek Online Holdings Corp.

Thomas F. Robards: Chief Financial Officer, Datek Online Holdings Corp.

John J. Mullin: President, Datek Online Financial Services LLC.

Alex Goor: Executive Vice President, Datek Online Holdings Corp.

Robert Bethge: Chief Marketing Officer, Datek Online Holdings Corp.

Corporate Headquarters
70 Hudson Street
Jersey City, NJ 07302-4599
201-761-8000
www.datek.com

For More Information
Public Relations, Michael Dunn:
201-761-8767
E-mail: pr@datek.com

SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THIS DOCUMENT WHEN FILED FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS CORPORATE SECRETARY.